# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0001737652
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- SLP V Venice Feeder I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLP Venice Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLP V Aggregator GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Technology Associates V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLTA V (GP), L.L.C. (CIK 0001737652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13TH AVENUE, PORTLAND, Oregon (OR), 097209
Comment:
This Amendment No. 2 (the "Amendment") is being filed by SLP V Feeder, SLP Venice, SLP V Aggregator GP, SLTA V, SLTA V GP and SLG (collectively with SLP V Venice Feeder III, L.P., the "Reporting Persons"), and amends the statement on Schedule 13D originally filed by the Reporting Persons on January 7, 2025 as amended by Amendment No. 1 filed by the Reporting Persons on March 13, 2025 (as amended, the "Schedule 13D") related to the Class A common stock, par value $0.00001 per share (the "Common Stock") of Vacasa, Inc., a Delaware corporation (the "Issuer" or the "Company").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D or the Merger Agreement, as amended by Amendment No. 1 and Amendment No. 2 (as amended, the "Merger Agreement").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 17, 2025, the Issuer entered into Amendment No. 1 to the Merger Agreement with Parent and Merger Subs. Pursuant to the Amendment No. 1 to the Merger Agreement, the parties to the Merger Agreement agreed to (i) increase the Merger Consideration from $5.02 in cash to $5.30 in cash, without interest, for each share of the Class A Common Stock issued and outstanding immediately prior to April 30, 2025 (the "Company Merger Effective Time"), other than the Excluded Shares, (ii) remove both purchase price adjustment provisions, which could have resulted in a reduction to the Merger Consideration based on Unit Count and/or the Company's Liquidity, and (iii) terminate Parent's right to terminate the Merger Agreement if the Unit Count decreased to below 24,000 as of the Adjustment Measurement Date.

On March 28, 2025, the Issuer entered into Amendment No. 2 to the Merger Agreement with Parent and Merger Subs. Pursuant to the Amendment No. 2 to the Merger Agreement, the parties to the Merger Agreement agreed to remove, as a condition to closing the Mergers, the expiration or termination of any applicable waiting period under the HSR Act and made additional ministerial changes related thereto.

The foregoing descriptions of the Amendment No. 1 and the Amendment No. 2 to the Merger Agreement do not purport to be complete and are each qualified in its entirety by reference to the full text of such amendments. The Amendment No. 1 and the Amendment No. 2 to the Merger Agreement are filed as Exhibit I and Exhibit J, respectively, to this Schedule 13D and are incorporated herein by reference.

Immediately prior to the Company Merger Effective Time (as defined below), SLP V Venice Feeder I LP contributed all of its Common Stock to SLP V Venice Blocker II, L.L.C. which then contributed all of such Common Stock to SLP V Venice Feeder III, L.P.

On April 30, 2025 the Issuer and Parent completed the Mergers. Pursuant to the Merger Agreement, as amended, and the Support Agreement, at the Company Merger Effective Time, (a) 3,101,156 shares of Common Stock held by SLP V Venice Feeder III, L.P. were contributed to Parent in exchange for equity interests in Parent and (b) 1,959,525 shares of Common Stock and 484,250 Common Units (and corresponding shares of Class B Common Stock) held by SLP Venice Holdings, L.P. were contributed to Parent in exchange for equity interests in Parent.

The shares of Common Stock were suspended from trading on the Nasdaq Stock Market (the "Nasdaq") effective as of the opening of trading on May 1, 2025. Nasdaq has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the shares of Common Stock and terminate the registration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5. As of the Company Merger Effective Time, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, neither the Reporting Person nor to the best knowledge of the Reporting Person, any other person named in Annex A, previously attached to the Schedule 13D as Exhibit C, has effected any transaction in Common Stock since the filing of Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Company Merger Effective Time, as a result of the Mergers, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the terms of the Merger Agreement, 30,380 shares of Common Stock held by each of Joerg Adams and Ryan Jason Bone were converted into the right to receive $5.30 in cash, without interest. Mr. Adams and Mr. Bone held these securities for the benefit of Silver Lake Technology Management, L.L.C., certain of its affiliates and certain of the funds they manage ("Silver Lake"). Pursuant to Silver Lake's policies with respect to director compensation, upon the sale of these securities, the proceeds from each sale were remitted to Silver Lake and/or its limited partners. The Reporting Persons disclaim beneficial ownership over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

99.1 Signature Pages*

I Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 17, 2025, by and among Issuer, Company LLC, Parent and Merger Subs (incorporated herein by reference to
Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 18, 2025)

J Amendment No. 2 to the Agreement and Plan of Merger, dated as of March 28, 2025, by and among Issuer, Company LLC, Parent and Merger Subs (incorporated herein by reference to
Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 28, 2025)

* filed herewith

## Signatures
- SLP V Venice Feeder I, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (05/02/2025)
- SLP Venice Holdings, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (05/02/2025)
- SLP V Aggregator GP, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (05/02/2025)
- Silver Lake Technology Associates V, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (05/02/2025)
- SLTA V (GP), L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (05/02/2025)
- Silver Lake Group, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (05/02/2025)